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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11

SPORT-HALEY, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

848925103
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

☐
Rule 13d-1(c)

☒
Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848925103	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James H. Everest

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*			(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, U.S.A.

NUMBER OF SHARES		5	SOLE VOTING POWER 40,000 Shares and Option for 141,666 Shares
BENEFICIALLY
OWNED BY EACH		6	SHARED VOTING POWER 50,000 Shares
REPORTING
PERSON WITH		7	SOLE DISPOSITIVE POWER 40,000 Shares and Option for 141,666 Shares

		8	SHARED DISPOSITIVE POWER 50,000 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000 Shares and Option for 141,666 Shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.6% (assuming exercise of options)

12	TYPE OF REPORTING PERSON* IN

SCHEDULE 13G

Item 1.

  (a)
  Name of Issuer:

    Sport-Haley, Inc.

  (b)
  Address of Issuer's Principal Executive Offices:

    4600 E. 48th Avenue
    Denver, Colorado 80216-3212

Item 2.

  (a)
  Name of Persons Filing:

    James H. Everest

  (b)
  Address of Principal Business Office:

    6301 N. Western, Suite 240, Oklahoma City, Oklahoma 73118

  (c)
  Citizenship: U.S.A.

  (d)
  Title of Class of Securities:

    Common Stock

  (e)
  CUSIP Number:

    848925103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are a:

  (a)
  ☐    Broker or Dealer registered under section 15 of the Act

  (b)
  ☐    Bank as defined in section 3(a)(6) of the Act

  (c)
  ☐    Insurance Company as defined in section 3(a)(19) of the Act

  (d)
  ☐    Investment Company registered under section 8 of the Investment Company Act

  (e)
  ☐    Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

  (f)
  ☐    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

  (g)
  ☐    Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G)

  (h)
  ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(H)

  (i)
  ☐    A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

  (j)
  ☐    Group, in accordance with §240.13d-1(b)(ii)(J).

Item 4. Ownership

  (a)
  Amount Beneficially Owned:

    90,000 shares (includes 50,000 shares owned by a trust for which the reporting person acts as trustee, for which he disclaims beneficial ownership) and options to purchase 141,666 shares

  (b)
  Percent of Class:

    8.6% (based upon 90,000 shares beneficially owned, 141,666 exercisable stock options beneficially owned, and current outstanding shares of Sport-Haley, Inc. common stock of 2,545,252).

  (c)
  Number of shares as to which such persons (See Item 6 below) have:

  i)
  sole power to vote or to direct the vote:

      40,000 shares and option for 141,666 shares

    ii)
    shared power to vote or to direct the vote:

      50,000 shares (owned by a trust for which the reporting person acts as trustee, for which he disclaims beneficial ownership)

    iii)
    sole power to dispose or to direct the disposition of:

      40,000 shares and option for 141,666 shares

    iv)
    shared power to dispose or to direct the disposition of:

      50,000 shares (owned by a trust for which the reporting person acts as trustee, for which he disclaims beneficial ownership)

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Member of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        None required.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2-14-2005 Date
/s/ JAMES H. EVEREST James H. Everest

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SCHEDULE 13G
  Item 1.
  Item 2.
  Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are a
  Item 4. Ownership
  Item 5. Ownership of Five Percent or Less of a Class
  Item 6. Ownership of More than Five Percent on Behalf of Another Person.
  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Item 8. Identification and Classification of Member of the Group
  Item 9. Notice of Dissolution of Group
  Item 10. Certification
SIGNATURE